

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 5, 2008

Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114-3484

Re: National City Corporation
 Preliminary 14A, filed May 12, 2008
 Form 10-K for Fiscal Year Ended December 31, 2007
 File Number 1-10074

Dear Mr. Kelly:

We have reviewed your response to our comment letters dated April 28 and May 9, 2008, your Form 10-Q for March 31, 2008, filed May 12 and your preliminary proxy materials filed by Schedule 14A on May 12, 2008, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

We note that you changed your reportable segment structure as of January 1, 2008 as disclosed in the Form 8-K filed on May 12, 2008, however, this Form 8-K inappropriately included only the revised segment footnote rather than the complete revised audited financial statements accompanied by a complete revised Business section and MD&A. We also note that the preliminary proxy statement filed on May 12, 2008 incorporates by reference the Form 10-Q for the quarterly period ended March 31, 2008.

1. Please provide revised annual financial statements including an updated audit opinion, revised MD&A and an updated description of business in your proxy statement or in a Form 8-K/A. Please be aware that if you elect to present this information in your amended proxy and not in an amended Form 8-K/A, any future registration statements which incorporate by reference the Form 10-K for the year ended December 31, 2007 and Form 10-Q for the period ended March 31, 2008 will need to include the complete revised audited financial statements, Business section, and MD&A.

2. Please revise your segment footnote to more clearly describe the changes you have made to your segment presentation.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Risk Mitigation Strategies, page 37

3. Please refer to your response to comment 3 in your letter dated May 12, 2008. Please revise your future filings starting with your next Form 10-Q to disclose how the credit risk or policy rejection factor associated with your mortgage insurance claims is factored into your allowance for loan losses and provision for loan losses.

4. In your response to comment 4 you state that pursuant to FFIEC Call Report Instructions you consider insurance proceeds in determining whether to report a nonperforming loan as nonaccrual. Please revise your accounting policy disclosure for determining nonaccrual status in future filings starting with your next Form 10-Q to reflect this fact.

5.   Please refer to your response to comment 7 in your letter dated May 12, 2008. Please revise your future filings starting with your next Form 10-Q for the periods presented to:

   a.   quantify the amount of outstanding mortgage insurance claims;

   b.   disclose the affect your credit risk mitigation strategies had on the allowance for loan losses, provision for loan losses, charge-offs and recoveries.

6.   As noted on page 21 of your Form 10-K you record mortgage insurance premiums in non-interest expense.   Please tell us how you determined it was appropriate to record insurance premiums in non-interest expense but record insurance recoveries as a reduction of the provision for loan losses. In this regard, we also note your response to comment 6 where you indicate that the lender-paid mortgage insurance was integral to the underwriting, origination and retention of those loans. In light of this fact, please tell us how you considered whether the insurance premium was an incremental direct cost, as defined in SFAS 91 as a cost to originate a loan that both results directly from and is essential to the loan transaction and would not have been incurred had the lending transaction not occurred.

7.   Please revise your future filings starting with your next Form 10-Q to disclose how you amortize the bulk insurance coverage premiums. For example, describe whether it is amortized on a straight-line basis, effective interest method, or some other method. If you do not use the effective interest method, please tell us how you concluded it was more appropriate to use another method. In this regard, we note your response to comment 3 in your letter dated May 12, 2008 where you indicate that the purchase of lender-paid mortgage insurance was an integral part of the business strategy for origination of certain portfolio loans and that you believe that this insurance should be accounted for in a manner consistent with borrower paid mortgage insurance.

8.   Please revise your future filings starting with your next Form 10-Q to disclose the following regarding your mortgage insurance arrangements, including under private mortgage insurance (PMI) paid for by the borrower:

   a.   the triggers for payment under the mortgage insurance arrangements;

   b.   timing of when you submit mortgage insurance claims for each loan type;

   c.   the typical time period between the time a claim is submitted and when you receive the mortgage insurance payment;

     d. the extent to which you have experienced refusals or inability to pay under these policies; and

     e. a discussion of the impact of a downgrade of one of the mortgage insurers to include all of the ramifications of the downgrade.

9.   Please revise your future filings starting with your next Form 10-Q to clarify whether you recognize a receivable from the insurance company separate from the loan balance in any scenario, and if so when. For example, please clarify whether after you foreclose on a property and recognized other real estate owned you continue to recognize as an outstanding residential real estate loan for the probable receivable from the insurance provider, and if so why.

10.   We note your response to comment 10 in your letter dated May 12, 2008. Please tell us how you determined that your net presentation for probable insurance recoveries (i.e. reduction of the allowance for loan loss and the provision for loan loss) is preferable to a gross presentation (i.e. probable insurance recoveries do not reduce the allowance for loan loss and the provision for loan loss but are recorded as a separate receivable and as a recovery of the charged-off loan).

11.   Please revise your future filings starting with your next Form 10-Q to disclose how private mortgage insurance (PMI) paid for by the borrower is reflected in your allowance for loan losses rollforward. Additionally, please disclose the affect that PMI had on the allowance for loan losses and the provision for loan losses (charge offs and recoveries) for the periods presented.

Application of Critical Accounting Policies and Estimates, page 49

12.   Please refer to your response to comment 13 in your letter dated May 12, 2008 regarding your definition of the foreseeable future. In your response, you indicate that you have used a working definition of approximately one year as the foreseeable future. However, you also indicate that this may vary depending on the nature and type of loan, which is also consistent with your disclosure on page 65 of your Form 10-K. In future filings starting with your next Form 10-Q, please specifically disclose your working definition of foreseeable future for each type of loan that you hold for investment and explain how your definition is consistent with your budgeting and forecasting process. Additionally, disclose whether you have changed your policy for defining the foreseeable future and the circumstances surrounding any change.

13.   We note that you transferred $7.2 billion of loans from held for sale to held for investment during the last half of 2007. Please tell us how you are recognizing income on these mortgages going forward. Please provide us with a numerical example of your accounting. Also, please cite the supporting GAAP literature for your policy. Your discussion should address loans where interest is accruing, as well as those on non-accrual status. When addressing loans on non-accrual status, please specifically address the accounting for the discount associated with the loans, which arose upon the transfer of the loans from held for sale (where they were carried at the lower of cost or market) to held for investment.

We have the following comments related to your response to comment 14 in your letter dated May 12, 2008.

14.   Please tell us what the average write-down percentage was for the closed-end second loans and for broker-sourced home equity lines. Additionally, please provide us with data regarding the number of loans in each category that were not written down at all upon the transfer to held-for-investment.

15.   You state that the average write-down for the $1.1 billion of non-agency eligible mortgage loans valued using the market approach was 16%. This corresponds to approximately $176 million of the total $197 million write-down, resulting in the remaining $6.1 billion of closed-end second loans and broker-sourced home equity lines being marked down by $21 million which corresponds to an average write-down of 0.3%. Based on general industry information included in press reports, second loans and broker sourced home equity lines are generally considered to have higher credit and other risks as compared to first mortgage loans. Please tell us how you determined that a 0.3% write-down for your second loans and home equity lines was appropriate considering the relative risks and the 16% write-down related to your first mortgage loans.

16.   You state that non-agency eligible mortgage loans without a defect were not marked down. Please tell us whether you obtained market data related to non-agency eligible mortgage loans without deficiency characteristics that supported that they were trading at par value. In this regard, we note your disclosure in response to comment 12 that number of potential buyers of loans was significantly reduced or went to zero, that there was higher "trade fallout", and buyers abandoned or rescinded committed but unsettled trades. Tell us how you concluded that some no liquidity discount was necessary for these loans.

17.   You state that the secondary market was functioning, albeit sporadically and at severely reduced volumes and prices. Please tell us why you believe your non-agency eligible mortgage loans without a defect should not be written-down and your closed-end second loans and broker-sourced home equity lines should have a very small write-down considering your statement that the market was trading at severely reduced prices.

18.   Please provide the specific information and the analysis on which you relied to conclude that the bid information you received in September 2007 was indicative of the market conditions at the time of your non-agency eligible mortgage loan transfers in October, November and December 2007. For example:

a. Tell us whether you tried to obtain bids subsequent to that date and could not. If so, tell us how you concluded it was appropriate to continue to use the September 2007 bids when it would appear that this was not the price buyers were willing to pay for the loans, given the inability for you to obtain quotes.

b. To the extent there were no bidders in the market, please tell us how you concluded it was not necessary to take a liquidity adjustment in determining the fair value for loans transfers in October through December.

c. Please tell us whether the loans for which you received the bids in September 2007 were ultimately sold at the bid price, and if so, when. If not, please tell what price was ultimately realized, or why the transaction did not close.

19.   Please tell us if any of the closed-end second loans and broker-sourced home equity lines had any of the deficiency characteristics that you used to determine the write-down for non-agency eligible mortgage loans.

20.   Your representative markdown table generally indicates the largest and most pervasive markdown percentage were for second mortgages. Considering this fact, please tell us how you determined it was reasonable to only take a very small write-down on your closed-end second loans.

21.   Please tell us how you ensured that the assumptions used in your internally derived inputs (lifetime losses, funding structure, etc.) were updated for current market conditions. For example, how did you ensure that lifetime loss assumptions were updated for the effect of recent housing price declines?

22.   Please tell us how you determined that the 2% risk premium added to the discount rate because of worsening consumer credit and as a result of the sustained stress in the housing sector was appropriate.

23.   Please tell us how you factored in the severe illiquidity in the second loan and home equity line of credit market in your discounted cash flow analysis.

24.   Please provide us the specific dates and other facts and circumstances related to the $800 million in trades of equity lines and loans consummated around the time of your closed-end second loans and broker-sourced home equity lines transfers. Provide us the specific information and analysis on which you relied to determine that this information was not indicative of market conditions at the time of your transfers. For example, tell us how you knew that the purchase price was not renegotiated before closing. Additionally, please provide us an estimate of what the increase or decrease to the write-down would have been if you had you used this information to value your securities at the date of the transfer.

25.   Tell us whether you have recorded an allowance on any of these loans subsequent to the transfer to held-for-investment. If so, please tell us the category of the loan, and the amount and timing of the allowance recorded.

Signature Page

26.   As previously requested, please identify the principal accounting officer or person serving in that capacity.

Form 10-Q for the Period Ended March 31, 2008

Interim Financial Statements

Note 19. Commitments, Contingent Liabilities, Guarantees, and Related Party Transactions, page 40

27.   We note your disclosure on page 43 that as of March 31, 2008 you held $330 million of variable rate demand obligations (VRDOs) that were backed by letters of credit or standby bond purchase agreements issued by one of your subsidiaries. We also note your disclosure that you have classified these securities in your trading portfolio with a fair value equal to the par value. In light of the illiquidity in the market, and the fact that you are holding these securities in your portfolio since you were unable to remarket them to

Jeffrey D. Kelly
National City Corporation
June 5, 2008
Page 8

other investors, please tell us how you concluded that the fair value of these securities was equal to par.

28. Please tell us how you are accounting for your obligation under the letters of credit and standby bond purchase agreements. Specifically, please tell us whether these obligations are guarantees under FIN 45 and derivatives under SFAS 133. Additionally, please tell us whether you made any adjustment to the value under this contract upon your performance under the agreement. Specifically, upon your performance under the agreement, it would appear you would hold securities are subject to a put feature that allows the holder of the security to tender the bonds to the remarketing agent, which is your subsidiary. As a result, please tell us whether you believe that this results, in effect, a guarantee of your own performance.

29. We note your disclosure that borrower credit risk associated with any credit enhancements are provided for through the allowance for losses on lending related commitments. Please tell us the amount provided for as of March 31, 2008 and December 31, 2007.

Schedule 14A

Background to the Proposals, page 7

30. Please describe, in reasonable detail, the range of "potential financing and other alternatives," considered by the Board, and explain why it chose this transaction.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response.

Please direct any questions on accounting matters to Mike Volley, Staff Accountant, at 202-551-3437, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

by fax to: Linda Erkkila
216-222-2227